SECURITIES ... ION
W... 07008309

CM

OMB Number:	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden	
hours per response	........12.00

ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8-36920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/06 (MM/DD/YY) **AND ENDING** 3/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Girard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9560 Waples Street, Suite B
(No. and Street)

San Diego, California 92121
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dante Fichera, Vice President/CFO (858) 622-2140
(Area Code - Telephone No.)

PROCESSED
NOV 05 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 29 2007
WASH, D.C.
200

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported b a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dante Fichera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Securities, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President/CFO

Title

Notary Public

CHERYL APPLEBY
COMM. # 1622122
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. NOV. 15, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GIRARD SECURITIES, INC.

Financial Statements
and
Independent Auditor's Report

Years Ended March 31, 2007 and 2006

GIRARD SECURITIES, INC.

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Girard Securities, Inc.

We have audited the accompanying statements of financial condition of Girard Securities, Inc. as of March 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girard Securities, Inc. at March 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

May 24, 2007
San Diego, California

GIRARD SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	March 31, 2007	March 31, 2006
Cash	$ 1,390,105	$ 1,022,218
Securities owned, at market value	153,471	181,503
Collateral for secured demand note	-	375,000
Due from clearing organizations	428,566	510,427
Other receivables	915,571	539,442
Fixed assets, less accumulated depreciation and amortization of $235,660 and $178,536	478,962	407,646
Prepaid expenses and other	261,730	180,055
	$ 3,628,405	$ 3,216,291

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Liabilities		
Accounts payable and other accrued expenses	$ 2,092,810	$ 1,401,201
Due to clearing organizations	156,703	120,658
Income taxes payable	521	-
Liabilities subordinated to claims of general creditors	-	375,000
Securities sold short	24,500	-
Total liabilities	2,274,534	1,896,859
Stockholder's equity		
Common stock, no par value; 10,000 shares authorized; 100 shares issued and outstanding	8,000	8,000
Additional paid-in capital	548,785	548,785
Retained earnings	797,086	762,647
Total stockholder's equity	1,353,871	1,319,432
	$ 3,628,405	$ 3,216,291

See accompanying notes to financial statements.

GIRARD SECURITIES, INC.

STATEMENTS OF INCOME

	March 31, 2007	March 31, 2006
Revenues		
Commissions income	$ 31,544,533	$ 24,178,823
Trading profits and floor brokerage	210,062	331,362
Investment income	752,941	794,795
Other	1,022,653	216,079
Total revenues	33,530,189	25,521,059
Expenses		
Commissions and clearing	27,914,368	21,225,072
General and administrative expenses	5,433,750	3,667,557
Interest expense	2,373	15,394
Total expenses	33,350,491	24,908,023
Income before income taxes	179,698	613,036
Income taxes	(145,259)	(245,744)
Net income	$ 34,439	$ 367,292

See accompanying notes to financial statements.

GIRARD SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, April 1, 2005	$ 8,000	$ 548,785	$ 395,355	$ 952,140
Net income	-	-	367,292	367,292
Balance, March 31, 2006	8,000	548,785	762,647	1,319,432
Net income	-	-	34,439	34,439
Balance, March 31, 2007	$ 8,000	$ 548,785	$ 797,086	$ 1,353,871

STATEMENTS OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	March 31, 2007	March 31, 2006
Balance, beginning of year	$ 375,000	$ 375,000
Increases	-	375,000
Decreases	(375,000)	(375,000)
Balance, end of year	$ -	$ 375,000

See accompanying notes to financial statements.

GIRARD SECURITIES, INC.

STATEMENTS OF CASHFLOWS

	March 31, 2007		March 31, 2006	
Cash flows from operating activities				
Net income	$	34,439	$	367,292
Adjustments to reconcile net income				
to net cash from operating activities				
Noncash items				
Depreciation and amortization		57,124		85,113
Provision for bad debts		(13,105)		-
Unrealized (gain) loss on firm inventory		38,283		-
Changes in operating assets and liabilities				
Due from/to clearing organizations		(254,782)		462,386
Income taxes		(2,921)		(27,300)
Other receivables		(39,857)		(291,625)
Prepaid expenses and other		(41,817)		(89,945)
Accounts payable and other accrued expenses		704,713		252,184
Net cash from operating activities		482,077		758,105
Cash flows from investing activities				
Capital expenditures		(128,439)		(392,577)
Securities Owned		14,249		(104,747)
Net cash used in investing activities		(114,190)		(497,324)
Cash flows from financing activities				
Repayment of secured demand note		375,000		(375,000)
Issuance of secured demand note		(375,000)		375,000
Net cash from financing activities		-		-
Net increase in cash		367,887		260,781
Cash, beginning of year		1,022,218		761,437
Cash, end of year	$	1,390,105	$	1,022,218
Supplemental disclosure of cash flow information:				
Income taxes paid	$	148,179	$	273,044
Interest paid	$	2,373	$	15,394

See accompanying notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Girard Securities, Inc. (the "Company"), headquartered in San Diego, is an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis, and is registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is also a member of the National Futures Association and the Securities Investor Protection Corporation.

The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, fixed income instruments, commodities, options, private and public partnerships, variable annuities, real estate investment trusts, and other investment products. The company is licensed to operate in all 50 states and has an independent contractor sales force of approximately 100 registered representatives dispersed throughout the United States.

Basis of Presentation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits and money market funds.

Securities Owned. Securities owned are reflected on a trade date basis at market value with realized and unrealized gains and losses being reflected in current period earnings. Market values are based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Collateral for Secured Demand Note. The collateral for the secured demand note consists of securities held by the Company's clearing organization. The collateral is carried in the accompanying financial statements at the lower of the face value of the secured demand note or the fair market value of the related securities less appropriate haircuts. During fiscal year 2007, the note matured, and no balance was outstanding at March 31, 2007.

Due from Clearing Organizations. Receivable from clearing organizations primarily consists of commission receivables and other receivables from broker-dealers.

Fixed Assets. Furniture, equipment, and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated over five years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to seven years. Maintenance and repairs, which do not extend asset lives, are expensed as incurred. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment was determined to exist at March 31, 2007.

Fair Value of Financial Instruments. The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Legal Reserves. The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if not determinable, the Company accrues at least the minimum of the range of probable loss.

The Company records reserves related to legal proceedings in "Accounts payable and other accrued expenses." Such reserves are established and maintained in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5 "*Accounting for Contingencies*," and Financial Accounting Standards Board Interpretation ("FIN") No. 14. The determination of these reserves amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of a registered representative of the Company; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Lastly, each case is reviewed to determine if it is probable that insurance coverage will apply, in which case the reserve is reduced accordingly. Any change in the reserve amount is recorded in the financial statements and is recognized as a charge to earnings in that period.

Revenue Recognition.

Security transactions and the related revenue are recorded on a trade date basis.

Commissions income— The Company records commissions received from mutual funds, annuity, insurance, equity, fixed income, direct investment, option and commodity transactions on a trade-date basis. Commissions also include mutual fund and variable annuity trails, which are recognized as earned.

Due to the significant volume of mutual fund and variable annuity purchases and sales transacted by our registered representatives directly with product manufacturers, management must estimate a portion of its upfront commission and trail revenues for each accounting period for which the proceeds have not yet been received. Because the Company records commissions payable based upon our standard payout ratios for each product as we accrue for commission revenue, any adjustment between actual and estimated commission revenue will be offset in part by the corresponding adjustment to commissions payable.

The Company charges investment advisory fees based on a client's portfolio value, generally at the beginning of each quarter. Advisory fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period. Advisory fees collected in arrears are recorded as earned. Asset based fees are primarily derived from the Company's marketing and due diligence agreements, and are both recorded and recognized in the period in which services are provided.

Trading profits and floor brokerage— Under agreement, the Company clears trades for an unaffiliated correspondent broker and retains a portion of commissions as a fee for its services.

In addition, the Company periodically trades from its own inventory, resulting in a trading gain or loss.

Investment income— The Company earns interest income from its cash equivalents and client margin balances.

Other— The Company charges administrative and other miscellaneous fees, which relate to services provided and other account charges generally outlined in the Company's agreements with its financial advisors and clients. Such fees are recognized as services are performed or as earned, as applicable. In addition, the Company offers various software related products that are charged on a subscription basis. Fees are recognized when billed.

Income Taxes. The Company uses the asset and liability approached defined in SFAS No. 109, "*Accounting for Income Taxes*," which requires the recognition of deferred tax asset and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax basis of assets and liabilities.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

The Company maintains individually significant receivable balances with financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. Management performs ongoing credit evaluations of these financial institutions. No allowance for doubtful accounts was considered necessary at March 31, 2007 and 2006.

Reclassifications. Certain prior year financial statement classifications have been reclassified to conform with the current year's presentation.

Recently Issued Accounting Pronouncements.

SFAS No. 157—Fair Value Measurements In September 2006, the Financial Account Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements*. This statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007 or April 1, 2008 for the Company. The Company is currently evaluating the impact this guidance will have on its financial condition, results of operations or cash flows.

SFAS No. 159—The Fair Value Option for Financial Assets and Financial Liabilities In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. This statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007 or April 1, 2008 for the Company. The Company is currently evaluating the impact this guidance will have on its financial condition, results of operations or cash flows.

FIN No. 48—Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109 In July 2006, the FASB issued *FIN 48*, which will become effective for the Company on

April 1, 2007. The cumulative effect of adopting FIN 48 will be recorded as a change to opening retained earnings in the first quarter of 2007. The interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. We have not yet completed our analysis of the impact that FIN 48 will have on the Company.

2. SECURED DEMAND NOTE PAYABLE

At March 31, 2006, the Company had a secured demand note payable of $375,000 which bore interest at 3% per annum and matured on May 31, 2006, and was subordinated to the claims of general creditors. During the fiscal year 2007, the note matured, and no balance was outstanding at March 31, 2007.

3. FIXED ASSETS

The components of fixed assets were as follows:

	March 31, 2007	March 31, 2006
Furniture	$ 144,527	$ 112,390
Equipment	318,977	262,737
Leasehold improvements	251,118	211,055
Total fixed assets	714,622	586,182
Accumulated depreciation and amortization	(235,660)	(178,536)
Fixed assets—net	$ 478,962	$ 407,646

4. PREPAID EXPENSES AND OTHER

Prepaid expenses and other assets consist of the following:

	March 31, 2007	March 31, 2006
Accounts Receivable Employees	$ -	$ 127
Accounts Receivable Other	105,718	65,733
Prepaid Insurance	20,075	22,920
Prepaid Dues and Assessments	43,911	37,052
Prepaid Expenses Other	24,352	9,067
Deposits Legal	5,000	7,623
Deposits NASD	924	2,533
Deposits NSCC	20,000	20,000
Deposit Sales Conference	16,750	15,000
Deposits Southwest	25,000	-
Total prepaid expenses and other	$ 261,730	$ 180,055

5. INCOME TAXES

The Company's income tax expense differs from the amount computed by applying the statutory federal income tax rate due to the following:

	March 31, 2007	March 31, 2006
Provision calculated at statutory rates	$ (61,098)	$ (208,432)
State income taxes	(10,782)	(36,782)
Other	(73,379)	(530)
Income tax expense	$ (145,259)	$ (245,744)

6. COMMITMENTS AND CONTINGENCIES

Litigation. The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial condition of the Company or its results of operations.

Leases. The Company leases its primary facilities under a non-cancelable operating lease that expires in 2012. Under this lease, the Company pays taxes, insurance, and maintenance expenses.

Future minimum lease commitments under the long-term non-cancelable operating lease are as follows:

Year ending March 31:		
2008	$	132,663
2009		139,297
2010		146,261
2011		153,575
2012		161,253
	$	733,049

7. RELATED PARTY TRANSACTIONS

In March 2007, the Company entered into an indemnity agreement with Vista Mesa, LLC, an entity under common control by the Company's stockholder and Chief Executive Officer. During 2007, Vista Mesa was paid $200,000 to indemnify the Company against a liability related to a pending legal matter. In addition, the Company paid $20,000 during fiscal year 2007 in case management fees and will continue to pay a quarterly case management fee of $20,000 until the pending suit is resolved.

In November 2006, the Company entered into a three year software sublicensing agreement with Girard Securities Inc. Holdings, an entity under common control by the Company's stockholder. In 2007, the Company paid $23,781 for rights to use the software under the sublicensing agreement.

In December 2005, the Company entered into an office lease agreement for its primary facilities with Roman Empire Realty, an entity under common ownership by the Company's stockholder and Executive Vice President. The Company incurred $121,834 in rent expense during fiscal year 2007.

Beginning in December 2001, the Company has entered into various software maintenance and development agreements with Financial Database Services ("FDS"), an entity under common ownership by the Company's stockholder and Chief Executive Officer. FDS provides information technology and application development services for the Company's trading platform. In 2007, the Company received $494,327 of software maintenance and development services under these agreements. At March 31, 2007 the amount payable to FDS was $39,356.

Agreements and transactions between related parties do not necessarily represent terms that might be negotiated between unrelated parties.

8. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at March 31, 2007 was 3.27 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2007, the Company had net capital of $695,935, which was $445,935 in excess of the amount required by the SEC.

9. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules. Section K (2) (ii) states that these rules are not applicable to a broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records as are customarily made and kept by a clearing broker or dealer.

10. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by clearing firms on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At March 31, 2007, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

GIRARD SECURITIES, INC.

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1

March 31, 2007

	Audited Financial Statements	FOCUS X-17A-5 Part IIA	Differences
Total stockholder's equity	$ 1,353,871	$ 1,353,872	$ 1
Less non-allowable assets			
Due from clearing organizations	10,000	10,000	-
Prepaid expenses and other	143,191	143,192	1
Fixed assets, less depreciation and amortization	478,962	478,962	-
Net capital before haircuts on security positions	721,718	721,718	-
Less haircuts on security positions			
Securities owned	18,963	18,963	-
Undue concentration	6,820	6,820	-
Net capital	695,935	695,935	-
Minimum net capital required	250,000	250,000	-
Excess net capital	$ 445,935	$ 445,935	$ -
Total aggregate indebtedness (excluding subordinated demand note)	$ 2,274,534	$ 2,274,533	
Ratio of aggregate indebtedness to net capital	3.27	3.27	

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Girard Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Girard Securities, Inc. ("the Company") for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the

risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

May 24, 2007
San Diego, California

END